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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        EAGLE BUILDING TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    269439105
                                 (CUSIP Number)

                                 M.A. Berman Co.
                        225 N.E. Mizner Blvd., Suite 502
                            Boca Raton, Florida 33432
                                 (561) 672-4800
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With Copies to:

                  Neil S. Baritz, Esq., Dreier Baritz & Colman
                     150 East Palmetto Park Road, Suite 750
                            Boca Raton, Florida 33432

                                 March 14, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  269439105
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         M.A. Berman Co. ("MB")
         11-2543728
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    42,200
                  BENEFICIALLY      --------------------------------------------
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              --------------------------------------------
                  REPORTING         9.       SOLE DISPOSITIVE POWER
                  PERSON                     42,200
                  WITH              --------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         42,200

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.81%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         M.A. Berman Partners, LP ("MAB")
         11-3212934
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF, OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida
--------------------------------------------------------------------------------
                  NUMBER OF         7.       SOLE VOTING POWER
                  SHARES                     755,950
                  BENEFICIALLY      --------------------------------------------
                  OWNED BY          8.       SHARED VOTING POWER
                  EACH              --------------------------------------------
                  REPORTING         9.       SOLE DISPOSITIVE POWER
                  PERSON                     755,950
                  WITH              --------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         755,950
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.54%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         PN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Meyer A. Berman ("MB")
         ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    27,967
                  BENEFICIALLY      --------------------------------------------
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              --------------------------------------------
                  REPORTING         9.      SOLE DISPOSITIVE POWER
                  PERSON                    27,967
                  WITH              --------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,967
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.54%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Meyer A. Berman, Individual Retirement Account ("MB")
         ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida
--------------------------------------------------------------------------------
                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    394,666
                  BENEFICIALLY      --------------------------------------------
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              --------------------------------------------
                  REPORTING         9.      SOLE DISPOSITIVE POWER
                  PERSON                    394,666
                  WITH              --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         394,666
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.58%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Katia Christine ("KC")
         ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida
--------------------------------------------------------------------------------
                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    50,000
                  BENEFICIALLY      --------------------------------------------
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              --------------------------------------------
                  REPORTING         9.      SOLE DISPOSITIVE POWER
                  PERSON                    50,000
                  WITH              --------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.96%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, .01 par value ("Common Stock"), issued by:


                           Eagle Building Technologies, Inc. (the "Company") 20293 State Road 7
                           Boca Raton, Florida 33498

ITEM 2. IDENTITY AND BACKGROUND FOR THE REPORTING PERSONS (a) - (c), (f)

M.A. Berman Partners, LP
225 N.E. Mizner Boulevard, Suite 502
Boca Raton, Florida 33432

M.A. Berman Co.
225 N.E. Mizner Boulevard, Suite 502
Boca Raton, Florida 33432

Meyer A. Berman
Individually and Individual Retirement Account
225 N.E. Mizner Boulevard, Suite 502
Boca Raton, Florida 33432

Katia Christine
225 N.E. Mizner Boulevard, Suite 502
Boca Raton, Florida 33432

         MAB is a limited partnership formed for the purpose of investing in the securities of public and private entities. The general partner of MAB is Meyer
A. Berman, individually, and M.A. Berman Capital Corp., a New York corporation, of which Mr. Berman is the sole shareholder. M.A. Berman Co. is a Florida corporation, member of the National Association of Securities Dealers, Inc. Meyer A. Berman is the sole shareholder of M.A. Berman Co. Katia Christine, the wife of Mr. Berman, has provided Mr. Berman with a power of attorney with respect to her investment in the Company.

                  (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).


                  (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used for the purchases reported herein consist of investor funds in the MAB limited partnership, the corporate funds of M.A. Berman Co. and the personal funds of each of Mr. Berman and Ms. Christine, none of which funds were borrowed. As a result of the purchases reported herein, the Reporting Persons purchased and beneficially own more than 5% of the Company's outstanding Common Stock. Consequently, the Reporting Persons are filing this Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The acquisition of the Common Stock is for investment purposes only.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER - EAGLE BUILDING TECHNOLOGIES, INC.

                  (a) As of the date of this filing, the Reporting Persons beneficially own 1,270,783 shares (24.44%) of the Company's outstanding Common Stock.

                  (b) Meyer A. Berman has the sole power to vote and dispose of all but 50,000 of the 1,270,783 shares, which shares are owned by Katia Christine.

                  (c) The Reporting Persons acquired 1,270,783 shares of the Company's Common Stock in open market transactions.

                  (d) Of the aggregate of 1,270,783 shares of Common Stock of the Company in which the Reporting Persons have an interest, with respect to all of such shares, Meyer
                           A. Berman has the sole right and power to direct a vote for all but 50,000 of such shares, which shares are owned by Katia Christine.
 .
                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Joint Filing Agreement, by and among M.A. Berman Co., M.A. Berman Partners, LP, Meyer Berman and Katia Christine.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001

                                       M.A. BERMAN PARTNERS, LP



                                       By: /s/ Meyer A. Berman
                                           -------------------------------------
                                       Its:    General Partner



                                       By: /s/ Meyer A. Berman
                                           -------------------------------------
                                       Name: Meyer Berman



                                       M.A. BERMAN CO.



                                       By: /s/ Meyer A. Berman
                                           -------------------------------------
                                       Name:   Meyer A. Berman
                                       Its:    President

                                       /s/ Meyer A. Berman
                                       -----------------------------------------
                                       Meyer A. Berman




                                       /s/ Katia Christine
                                       -----------------------------------------
                                       Katia Christine

                                    EXHIBIT I

         Joint Filing Agreement, by and among M.A. Berman Co., M.A. Berman, LP, Meyer A. Berman and Katia Christine.